SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 27, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following on December 26, 2013 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1226/LTN20131226061.pdf, with respect to an announcement of the poll results of 2013 second extraordinary general meeting held on December 26, 2013 and change of Directors and Supervisors;

(ii) http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1226/LTN20131226065.pdf, with respect to an overseas regulatory announcement in connection with an announcement of the resolutions passed at the first meeting of the seventh session of the Board of Directors held on December 26, 2013;

(iii) http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1226/LTN20131226067.pdf, with respect to an overseas regulatory announcement in connection with an announcement of the resolutions passed at the first meeting of the seventh session of the Supervisory Committee held on December 26, 2013;

(iv) http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1226/LTN20131226071.pdf, with respect to the List of the Directors and their Role and Function; and

(v) http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1226/LTN20131226073.pdf, with respect to the Articles of Association of the Company.

English versions of the above are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: December 27, 2013